No.1-7628

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2002

COMMISSION FILE NUMBER: 001-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(Name of registrant)

HONDA MOTOR CO., LTD.
(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      *         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On October 10, 2002 Honda Motor Co., Ltd. announced the release of a new Accord (Accord/Accord Wagon), which will set a new benchmark for midsize automobiles. (Ref.#02063)

Exhibit 2:

On October 11, 2002 Honda Motor Co., Ltd. announced its display outline for commercial vehicles for the 36th Tokyo Motor Show (2002), hosted by the Japan Automobile Manufacturers Association Inc. at Makuhari Messe in Chiba from Tuesday, October 29th to Sunday, November 3rd. (Ref.#02064)

Exhibit 3:

On October 22, 2002 Honda Motor Co., Ltd. unveiled its prototype FCX fuel cell vehicle, planned for commercial release in Japan by the end of this year. (Ref.#02065)

Exhibit 4:

On October 24, 2002 Honda Motor Co., Ltd. announced that domestic sales in September grew 6.8%, as its popular Fit model was the best-selling car in Japan for the sixth consecutive month. (Ref.#02066)

Exhibit 5:

On October 28, 2002 Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal second quarter and the first half ended September 30th 2002. (Ref.#02067)

Exhibit 6:

On October 28, 2002 Honda Motor Co., Ltd. announced to implement an Acquisition of its Common Stock, which was resolved at the meeting of the Board of Directors held on October 28, 2002 in accordance with resolution at the 78th Ordinary General Meeting of Shareholders held on June 25, 2002. (Ref.#02068)

Exhibit 6:

English translation of “Notice of Resolution by the Board of Directors concerning Payment of Interim Dividend” for the 79th fiscal period.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD ) /s/ SATOSHI AOKI Satoshi Aoki Senior Managing and Representative Director

Date: November 13, 2002

ref. #02063

Honda Announces a Full Model Change
for the Accord and Accord Wagon

October 10, 2002—Honda Motor Co., Ltd. has announced the release of a new Accord (Accord / Accord Wagon), which will set a new benchmark for midsize automobiles. The new Accord is fitted with a high-performance DOHC i-VTEC engine and offers world top-level aerodynamic characteristics. Equipped with HiDS*1 (Honda Intelligent Driver Support System) for lane maintenance and vehicle distance/speed control on freeways, a Honda DVD navigation system with voice recognition*2, side curtain airbags*3, and more, Accord goes on sale October 11th and Accord Wagon from November 28th at Honda Clio dealers throughout Japan. *4

The 7th-generation Accord (Accord / Accord Wagon) inherits the principle of “harmony between people and society” embodied in the first Accord, and is designed on the concept of a New Quality Tourer. The new Accord was developed to set a new benchmark in midsize sedans and wagons, providing luxurious interior detail, excellent safety and environmental performance, and providing long hours of stress-free driving with a sporty flair and yet an atmosphere of complete safety and comfort.

●Projected monthly domestic sales: 5,000 units (Accord/Accord Wagon combined)

•	Styling: An exterior design that is both energetic and refined, aiming at the utmost in automotive functionality.

•	Driving performance: The DOHC i-VTEC engine delivers superb driving performance.

•	Aerodynamic performance: Attains a world top-level aerodynamic performance. *5

•
Living space: Packaging and utility with attention to detail that creates a relaxed, functional environment. All Accord wagons are equipped with the world’s first “one-motion” rear seats that can be easily stowed away with one hand, and an auto-opening and closing, remote-control operated power tailgate as standard equipment.

•
Equipment for advanced functionality: The next generation in advanced, highly functional equipment, including HiDS (Honda Intelligent Driver Support System)*1, which reduces the driver’s workload by helping keep the vehicle in its lane and controlling vehicle distance and speed during freeway driving, Honda DVD navigation system with voice recognition*2, and a wealth of other new features make driving more comfortable than ever before.

•
Environmental performance: All vehicle types have earned Japanese Ministry of Land, Infrastructure and Transport certification as either Ultra Low-Emissions or Excellent Low-Emissions Vehicles. Other environmental performance features include compliance with government regulations for fuel economy for 2010. *6

•
Safety performance: A newly developed, rapid-deployment side curtain airbag*3 with a large protection area, Honda’s original G-Control safety technology, and other safety features ensure superb collision safety performance.

*1	Manufacturer’s option on Accord 24T, 24TL, Accord Wagon 24T (FWD vehicle), 24T Exclusive Package (FWD vehicle)
*2	Manufacturer’s option on all types
*3	Manufacturer’s option on the Accord and Accord Wagon, except the Accord Euro-R and 24S equipped with front Recaro bucket seats (comes as set with i-Side airbag system and rear center headrest)
*4	Accord Euro-R goes on sale December 10, 2002; the Accord Wagon 24E with 4WD goes on sale February 13, 2003.
*5	According to Honda’s own aerodynamic testing
*6	Accord 20EL, 20E, Accord Wagon (specs for some 24E types excluded)

●Projected retail price at dealers nationwide (sales tax not included; units: ¥1,000)
indicates vehicles shown in photographs

Accord

Type	Engine	Transmission	Drive wheels	Price
20E	2.0L DOHC i-VTEC	5-speed automatic	FWD	1,990
			4WD	2,190
20EL			FWD	2,140
			4WD	2,340
24T	2.4L DOHC i-VTEC		FWD	2,150
24S			FWD	2,350
24TL			FWD	2,450
Euro-R	2.0L DOHC i-VTEC	6-speed manual	FWD	2,530

Accord Wagon

24E	2.4L DOHC i-VTEC	5-speed automatic	FWD	2,190
			4WD	2,410
24T			FWD	2,490
			4WD	2,710

¡Accord body colors (8 colors, including 2 new):

Premium White Pearl*7, Satin Silver Metallic, Nighthawk Black Pearl, Indigo Blue Pearl, Graphite Pearl (new), Mist Opal Green metallic (new)

Euro-R:

Premium White Pearl*7, Satin Silver Metallic, Nighthawk Black Pearl, Graphite Pearl (new), Arctic Blue Pearl (custom color), Milano Red (custom color)

¡ Accord Wagon body colors (8 colors, including 3 new):

Premium White Pearl*7, Satin Silver Metallic, Nighthawk Black Pearl, Indigo Blue Pearl, Desert Mist Metallic (new), Graphite Pearl (new), Royal Ruby Red Pearl, Vermont Green Pearl (new)

*7	Premium White Pearl: +¥30,000

¡ Manufacturer’s options

•	Premium sound system: +¥60,000 (excluding Accord 20E)

•	Honda DVD navigation system with voice recognition: +¥280,000

•	Thin electric smoked glass sunroof (with tilt-up function): +¥80,000 (excluding Accord 20E, 24S, Euro-R)

•	Honda smart-card key system: +¥50,000 (excluding Accord 20E, Accord Wagon 24E)

•
Front-seat side airbag system (equipped with passenger positioning detection system for the front passenger seat) + side curtain airbag system + rear center headrest: +¥80,000 (Available on all types except Euro-R and 24S with front Recaro bucket seats)

•
HiDS (Honda Intelligent driver Support System): +¥350,000 (comes as set with other options; available on Accord 24T, Accord 24LT, Accord Wagon 24T FWD model, and Accord Wagon 24T Executive Package FWD model)

•	VSA (ABS + TCS + side-slip control): +¥70,000 (available on Accord Wagon 24T, 24T Exclusive Package, and 24T Sports Package FWD models)

Accord Wagon—Manufacturer’s Option Packages

Package	Equipment	Price

24E Exclusive Package
Driver-side 8-way power seat; auto light control; genuine leather steering wheel; wood-grain paneling (console and power window control panels); premium sound system; privacy glass; AC100V power outlet; raindrop-detecting wipers; 16-inch aluminum wheels and tires
+¥240,000

24T Exclusive Package
Driver-side 8-way power seat; auto light control; cruise control; premium sound system; privacy glass; AC100V power outlet; Honda smart-card key system; raindrop-detecting wipers; wood-grain paneling (console and power window control panels)
+¥200,000

24T Sports Package
Leather/soft-weave combination seats; mesh-type front grille; tailgate spoiler; blackout sub-reflector headlights; body-color side-sill garnish (aero-form); metal-finish paneling (console and power window control panels); red-lit, large-diameter fluorescent gauges; privacy glass; aero-form bumpers (front/rear); sports suspension (FWD only); 17-inch aluminum wheels and tires (FWD only)
+¥270,000 (4WD model: +¥190,000)

♦Main Features

Accord
Styling

•	A form with presence born of the pursuit of functional aerodynamic performance creates an exterior design with the ideal balance of calm and motion, quality and energy.

Interior

•
The interior design combines high-quality materials with precision assembly to achieve sure handling and superior passenger hold while driving. See it, touch it, use it, and sense the high quality and superior performance.

•
The front seats are shaped so that the body is naturally enveloped by them, for firm support to the entire posterior region. The seat backs are larger, with optimum seat side firmness to achieve both greater comfort and holding performance. The driver’s seat also employs a Schukra-manufactured*8 lumbar support, well-known for its comfortable fit.

*	8 Standard equipment on the 24TL, 24S, 24T, and 20EL types

Performance

¡ Body

•	The Accord’s aerodynamic performance, with CD value of 0.26*5—world top-level performance for a sedan—makes a major contribution to high-speed performance, fuel economy, and quietness.

•
The lightweight, high-rigidity body delivers outstanding dynamic rigidity, in addition to static rigidity characteristics of bending and torsional rigidity, for a responsive front end, a stable rear end, and greatly improved comfort.

¡ Engine

•
The DOHC i-VTEC engine series combines Honda’s original VTEC (variable valve timing and lift control mechanism) with VTC (variable valve timing control mechanism), which continuously varies intake valve timing to match changing engine loads, to attain superb torque, fuel economy, and emissions performance.

•	2.4L DOHC i-VTEC engine: 147kW (200PS) / 232Nm (23.7kg-m)*

•	2.0L DOHC i-VTEC engine: 114kW (155PS) / 188Nm (19.2kg-m)*,*9

All types have earned Japanese Ministry of Land, Infrastructure and Transport certification as either Ultra Low-Emissions or Excellent Low-Emissions Vehicles. The 2.0L DOHC i-VTEC engine, with low fuel consumption of 13.8km/L*10, complies with government fuel economy regulations for 2010.

•
Employs a DBW (drive-by-wire) electronic throttle control system*11. Throttle valve control by the accelerator pedal is converted to an electric signal, and the ECU calculates the optimum throttle opening based on vehicle speed and engine rpm. The actuator directly controls the throttle valve, for precise, linear throttle control.

*	Net values
*9	20EL and 20E FWD models
*10	20EL and 20E FWD models (Fuel consumption when driven in 10-15 mode. Japanese Ministry of Land, Infrastructure and Transport figures)
*11	Standard equipment on 24TL, 24S, and 24T types

¡ Transmission

•
Honda has developed a high-efficiency, compact, 5-speed automatic transmission*12 that employs a low-friction clutch, a high-efficiency, ultra-thin torque converter, and double-row idle gear for use in the Accord. This transmission contributes to high fuel economy during cruising, together with linear speed changes during acceleration. It also couples S-Matic operation with manual-feel shifting for added driving enjoyment.

*12	All types, except the Euro-R

¡ Chassis

•	A double-wishbone suspension in the front delivers superb straight-line stability.

•	The rear employs a 5-link, double-wishbone suspension with its geometry optimally tuned for improved stability while cornering.

•
The side-slip control system in the VSA (ABS + TCS + side-slip control)*13 has evolved to control the brakes on all four wheels, an improvement over the previous system that only controlled the two front wheels, for more precise control. This results in more stable vehicle behavior when cornering.

*13	Standard equipment on the 24TL; available as a manufacturer’s option on the 24T as a set with HIDS

Packaging and utility

•	The Accord’s interior provides a relaxed living space with an environment that is easy on the driver to prevent fatigue on long drives.

•	The 6:4 split rear seats accommodate even large luggage items.

•	Available with rear center seat headrest*14 and 3-point ELR/ALR seatbelts on all seats, for greater safety when three people are riding in the back seat.

•	A newly designed trunk hinge prevents the hinge arm from striking luggage stored in the trunk, while at the same time securing a large opening.

•	An electronic trunk opening switch allows the trunk to be opened with the push of a button, even from outside.

*14
Manufacturer’s option on all types except the Euro-R and 24S equipped with Recaro front bucket seats; available as a set with the front seat i-Side airbag system (equipped with passenger positioning detection system for the front passenger seat) and side curtain airbag system

Accord Euro-R: enhanced driving performance

•	An exterior design with accentuated sportiness throughout, including aero-form bumpers, honeycomb mesh front grill, and 17-inch aluminum wheels.

•
Springs, anti-sway bars, and bushings are firmer, and shock absorbers have been tuned for optimum damping. In the front, a strut tower bar connects the left and right struts, for a high level of sporty, responsive, driving stability, without sacrificing comfort.

•
The 2.0L DOHC i-VTEC engine outputs 162kW (220PS) / 206Nm (21.0kg-m)*, while at the same time earning Japanese Ministry of Land, Infrastructure and Transport certification as an Excellent Low-Emissions Vehicle, for high output in combination with high environmental performance.

•	The lightweight, compact, 6-speed manual transmission offers highly responsive performance.

•	The Momo leather-wrapped steering wheel, Recaro front bucket seats, aluminum shift knob, and other interior appointments impart a sporty feel that enhance the joy of driving.

*	Net values

Accord Wagon
Styling

•
The exterior is designed to deliver a feel of ease and abundance, expressive of the idea of “just load it up and go”. The Accord Wagon’s characteristic wing roof was designed with the image of a diving peregrine falcon in mind, to impart a feel of freedom and solidity.

Interior

•	The interior features the same high quality and functionality as the Accord, with a design that imparts a feel of spacious luxury from the cabin right back to the luggage space.

•
The tailgate opening is spacious with a simple design, with a low luggage floor and rear seats that stow flat to create a large space, resulting in a clean, spacious stowage area. The tailgate lining is also carpeted, to further enhance the interior’s luxury feel.

Packaging and utility

•
Packaging was developed to maximize ease of use in the luggage space, the most important functional aspect of a station wagon. A body design different from that of the Accord is used, with more compact shock absorber housings in the rear, a floor height of 570mm (50mm less than the previous model), and a low 865mm floor in the luggage compartment for a flat, wide luggage space.

•	Luggage space volume is at the top of its class, with 576L*15 (87L more than the previous model) during normal use and 921L*15 (114L more than the previous model) with the rear seats stowed.

•
The electronic power tailgate can be opened and closed automatically using the keyless entry system’s remote control. A safety mechanism incorporates a touch sensor and torque sensor to reverse the operation if resistance exceeds a predetermined limit, thus preventing hands or objects from being pinched during automatic operation.

•
With the newly developed one-motion rear seats, simply folding down the rear seatback causes the headrest to automatically fold forward and the seat bottom to lift up toward the front seat, allowing the seatback to be stowed neatly away. This system allows seats to be operated with one hand, for simple, convenient seat rearrangement.

•	The rear seats have three sets of seatbelts built in. The seats have also been made wider, for more luggage space when the seats are stowed and a more spacious interior feel.

•
The open stay, which supports the tailgate when it is open, is built into the space between the roof side and the roof lining, resulting in a wider tailgate opening, improved ease of use, and a neater look.

*15	Honda in-house measurement according to VDA formula

Driving performance

¡ Body

•
The rear floor, rear doors, rear quarter panels, and rear suspension were all specially designed for the wagon in order to achieve both a flat, low-floored luggage space for better packing and improved rigidity for better driving performance,. Thorough attention to the creation of large cross-sections in the load-bearing members and smoothly curving surfaces result in a high level of rigidity.

¡ Chassis

•	The front suspension employs the same double-wishbone design as the Accord.

•
The rear employs a trailing arm double-wishbone suspension specially developed for the wagon. The springs and shock absorbers are independent, with the springs positioned under the floor and a special configuration used for shock absorber installation that results in a much more compact shock absorber housing, along with higher rigidity. This configuration makes a major contribution to the wagon’s flat, low-floor luggage space and superb handling stability.

•	The wagon uses the same VSA (ABS + TCS + side-slip control)*16 as the Accord, for increased behavioral stability while cornering.

*16	Manufacturer’s option for the 24T series (FWD models)

¡ Engine

•
The wagon is fitted with the DOHC i-VTEC engine, which employs the intelligent i-VTEC system. The powerful engine lineup includes the same 2.4L DOHC i-VTEC engine with output of 147kW (200PS) / 232Nm (23.7kg-m)*,*17 that is used in the Accord, as well as a 2.4L DOHC i-VTEC engine outputting 118kW (160PS) / 218Nm (22.2kg-m)*,*18 that was specially developed for the wagon. All vehicle types have earned Japanese Ministry of Land, Infrastructure and Transport certification as either Ultra Low-Emissions or Excellent Low-Emissions Vehicles. Other environmental performance features include compliance with government regulations for fuel economy for 2010. *19

•	The wagon also comes equipped with the same DBW (drive-by-wire) electronic throttle control system as the Accord*20, for precise, linear throttle control.

*	Net values
*17	24T series FWD models
*18	24E series FWD models
*19	Except for 24E FWD models equipped with manufacturer’s optional 16-inch wheels and tires alone, or with the 16-inch wheels and tires and privacy glass set.
*20	Standard equipment on 24T series models

¡ Transmission

•	As with the Accord, the wagon is equipped with a high-efficiency, 5-speed automatic transmission and S-Matic, for the sporty fun of shifting with a manual feel.

Accord / Accord Wagon
Equipment for advanced functionality

•
The Accord and Accord Wagon are available for the first time with HiDS (Honda Intelligent Driver Support System)*1, which reduces the burden on the driver by helping to keep the vehicle in its lane and control vehicle distance and speed when driving on the highway. LKAS (Lane-Keeping Assist System) identifies the vehicle lane based on the image captured by a C-MOS camera mounted in the front window, then the ECU calculates the amount of steering assist required to maintain the vehicle in its lane and the appropriate steering assistance is provided. The system operates at speeds of 65km/h or higher, on straight roads or curves with a radius of 230m or more, making it functional on most freeways. IHCC (vehicle speed and distance control system) uses a weather-resistant millimeter-wave radar built into the front of the vehicle behind the emblem to measure the distance to vehicles up to 100m ahead within a 16☐ field in combination with speed and yaw rate sensors to determine the driving state of the vehicle on which it is mounted. In addition to maintaining the vehicle at a set speed as with an ordinary cruise control, this cruise control system automatically regulates vehicle speed and distance depending on whether or not there is a vehicle in the same lane ahead. This HIDS driving assist system, which can be used on almost all freeways, has earned the Accord ASV (Advanced Safety Vehicle) certification by the Japanese Ministry of Land, Infrastructure and Transport.

•
The Accord and Accord Wagon are available with the Honda Smart-Card Key System*21. Anyone carrying the ultra-slim card key can unlock the doors simple by grasping the driver-side door handle. The doors lock automatically when you close the door and push the button on the driver-side door handle, or when you step away from the car. The ignition switch can also be operated without a key simply by turning the knob to turn the engine on or off. Both the mechanical key and the card key are equipped with an engine immobilizer function, for superior anti-theft protection.

*21
(Standard equipment on the Accord 24TL; manufacturer’s option on other types, except the 20E) (Standard equipment with the Accord Wagon 24T Exclusive Package; manufacturer’s option on other types, except the 20E)

•
The new Honda DVD Navigation System with voice recognition*2 features a large, 7-inch wide monitor and DVD-ROM map memory. In addition to improved basic functions, such as faster searching and map scrolling, it is also equipped with voice recognition and other features for greater ease of operability. Just press the voice-recognition button on the steering wheel and give voice commands for navigation, hands-free telephoning, or even to operate the audio and climate controls.

•
Inter-Navi Premium Club is an original Honda interactive information network service available to owners of vehicles equipped with the Honda DVD Navigation System with voice recognition. This service, offered for the first time to Accord and Accord Wagon owners, gives broad-based support to drivers for more comfortable car life. Membership in the club, which is free for the first three years (no monthly or annual user fees) includes the following five services:

1. New route traffic information: carries out high-accuracy, dynamic route guidance using on-demand VICS with route traffic information for all of Japan.

2. Vehicle maintenance information: the Inter-Navi Information Center notifies the owner when regular maintenance is due via e-mail or a personal home page.

3. Car navigation-related information: provides in-vehicle driving information and reading of e-mail function.

4. Personal home page: provides the owner with a personal home page accessible by computer or cell phone.

5. Map DVD exchange: provides a new map DVD every year for three years, until the vehicle’s first inspection.

Safety

•
Honda’s original G-CON (G-force Control) technology is incorporated to create a new body with a crash safety design that is among the best in the world. It can protect vehicle occupants in a 55km/h full-frontal collision, a 64km/h front offset collision, 55km/h side collision, and a 50km/h rear collision.

To further improve safety in real-world collisions, Honda has implemented its own vehicle-to-vehicle collision testing program*22 with its own independently-established research standards. This collision testing is much more demanding than conventional tests, in which the car is crashed into a fixed barrier. The Accord and Accord Wagon’s safety design meets even these stringent testing requirements.

•	The number of body sections designed to reduce pedestrian injury has been increased to protect pedestrians’ lower limbs as well as their heads.

•	The interior is designed to protect occupants’ heads in a collision, and front-row seats are also designed to alleviate shocks to the neck.

•
A newly developed side curtain airbag system*3 deploys in just 0.015 seconds, providing a wide area of protection that covers almost the entire side window for major reduction to head injuries during side collisions.

•	An SRS airbag system for the driver and front passenger seat comes as standard equipment on all types.

•	ISO FIX compatible child seat anchoring bars and tether anchors (left and right rear seats) are also standard on all types.

•	HID (High-Intensity Discharge) headlights (low beam) are standard equipment on all types.

*22	Testing involves a 50% front offset collision with a 2-ton class passenger car, both vehicles traveling at 50km/h.

Environmental performance

•
Atmospheric pollutants (HC, NOx) in the exhaust gas have been greatly reduced. Both the Accord and the Accord Wagon achieve high environmental performance, clearing government emissions regulations for 2000 by a substantial margin. As a result, all types have earned Japanese Ministry of Land, Infrastructure and Transport certification as either Ultra Low-Emissions or Excellent Low-Emissions Vehicles.

•
The i-VTEC engine’s high-efficiency combustion technology and rear-port exhaust system contribute to a fuel economy of 13.8km/L*23, which complies with government regulations for fuel economy for 2010. *24

•	Almost all interior injection-molded parts are made of olefin resin for superior recyclability. This and other measures result in an overall vehicle recyclability of over 90%*25.

•	Use of lead has also been reduced to less than 1/3 of 1996 levels.

*23	Accord 20EL and 20E FWD models (Fuel consumption when driven in 10-15 mode. Japanese Ministry of Land, Infrastructure and Transport figures.)
*24	Accord 20EL, 20E, Accord Wagon (Except for 24E FWD models equipped with manufacturer’s optional 16-inch wheels and tires alone, or with the 16-inch wheels and tires and privacy glass set.)
*25	According to independent Honda measurement standards

Publicity information for the Accord and Accord Wagon is available from the following URL:
http://www.honda.co.jp/PR/
(This site is intended solely for the use of journalists.)

ref. #02064

36th Tokyo Motor Show
Honda Commercial Vehicle Display Outline

October 11, 2002—Honda Motor Co., Ltd. has announced its display outline for commercial vehicles for the 36th Tokyo Motor Show (2002), hosted by the Japan Automobile Manufacturers Association Inc. at Makuhari Messe in Chiba from Tuesday, October 29th to Sunday, November 3rd.

Honda’s display theme this year is “Fun! for All”, based on Honda’s philosophy of providing its customers with pleasure and enjoyment through its products. Displays ranging from concept cars developed to promote “Smart Working” by making work more pleasant and comfortable, to an array of commercial vehicles, and the FCX, the world’s first fuel-cell vehicle to receive U.S. government certification, will present Honda’s solutions for more comfortable daily living, while at the same time introducing the Company’s efforts toward greater safety and environmental protection.

Displays

On the Main Presentation Stage, the Acty Compo, Acty Sport, and Mobilio Spike Pro, all created based on the concept of “Smart Working”, will be on display. Audio-visual displays will demonstrate how these innovative vehicles deliver new paths to enjoyment.

On the Secondary Presentation Stage, Honda will introduce its Acty Cool Shuttle, the world’s first light commercial vehicle equipped with a freezer located beside the driver where the passenger normally sits.

The FCX Corner will introduce the Honda FCX, the world’s first fuel-cell vehicle to obtain U.S. government certification, due for release this year. This booth will also feature Honda’s latest efforts to protect the environment.

The Driving Simulator Corner allows visitors to experience the motion-based automobile driving instruction simulator, developed by Honda, which duplicates dangerous situations that may be encountered during actual driving.

The Currently-available Vehicle Corner will feature the Acty series of production commercial vehicles that are playing an active role in a variety of settings, along with the Stream Almas welfare vehicle.

List of Vehicles on Display	● indicates vehicles for display only
¡ indicates currently-available vehicles

Main Presentation Stage
● Acty Compo
● Acty Sport
● Mobilio Spike Pro

Secondary Presentation Stage
● Acty Cool Shuttle

FCX Corner
● FCX

Production Vehicle Corner
¡ Partner
¡ Acty Dump (large dump-back construction)
¡ Acty Lifter W
¡ Acty Fresh Delivery (refrigerated)
¡ Acty Motorcyle Transporter
¡ Acty Lorry
¡ Stream Almas

Publicity information for the “36th Annual Tokyo Motor Show Honda Commercial Vehicle Display Outline” is available for downloading from the following URL:
http://www.honda.co.jp/PR/
(This site is intended solely for the use of journalists.)

ref. #02065

Honda Unveils the Prototype of its FCX Fuel Cell Vehicle,
Planned for Commercial Release This Year

October 22, 2002—Honda Motor Co., Ltd. has unveiled its prototype FCX fuel cell vehicle, planned for commercial release in Japan by the end of this year.

The FCX utilizes a 156.6L, 350-atmosphere high-pressure hydrogen fuel tank to attain a range of 355km. A motor with improved output characteristics in the mid-to-high speed ranges has been combined with Honda’s own independently developed high-performance ultra-capacitor energy storage system, to achieve smooth, powerful acceleration. The FCX features newly designed front and rear bumpers and is 40mm shorter overall than the FCX-V4 fuel cell test vehicle announced in September 2001, while maintaining the same high level of collision safety performance. A newly developed three-gauge instrument cluster presents information on energy management, remaining vehicle range, and vehicle information in an easy-to-understand display.

The FCX prototype vehicle was awarded Japanese Ministry of Land, Infrastructure and Transport approval for use on public roads on October 15th. Final adjustments and confirmation of vehicle performance under actual driving conditions are underway in preparation for the vehicle’s commercial release by the end of this year.

Honda has already entered into a basic agreement to lease five FCX vehicles to the City of Los Angeles in the U.S., and also plans to market the FCX in Japan within the year. Marketing of the FCX will initially be under lease arrangement and limited to the Tokyo Metropolitan Area, with lease outlets, rates and conditions to be determined at a later date.

Specifications of FCX prototype for Japanese market

Number of occupants		4

Maximum speed		150km/h

	Max. output	60kW (82PS)

Motor	Max. drive torque	272N • m

	Type	AC synchronous electric motor (manufactured by Honda)

Fuel cell stack	Type	PEFC (polymer electrolyte fuel cell, manufactured by Ballard)
	Output	78kW

	Type	Compressed hydrogen gas

Fuel	Storage	High-pressure hydrogen tank (350 atmospheres)

	Capacity	156.6L

Dimensions (L x W x H, mm)		4,165 x 1,760 x 1,645

Energy storage		Ultra-capacitor (manufactured by Honda)

Vehicle range		355km

Publicity materials for the prototype FCX are available at the following URL:
http://www.honda.co.jp/PR/
(This site is intended exclusively for the use of journalists.)

(NOTE: This release is embargoed until 11:30 a.m., Oct. 24)

Ref.#02066

HONDA DOMESTIC SALES UP 6.8% IN SEPTEMBER

October 24, 2002 — Honda Motor Co., Ltd., announced today that domestic sales in September grew 6.8%, as its popular Fit model was the best-selling car in Japan for the sixth consecutive month.

Production in both Japan and overseas plants again showed strong growth. Domestic production was up 10.7% over September 2001, while in Europe, production was up 70.0% over the same month a year earlier, and Asian production was 45.0% higher than September 2001.

Domestic sales totaled 88,066 vehicles in September, led by the Fit sub-compact vehicle (24,068 units), the Life mini-vehicle (18,486 units), which was the best-selling mini-vehicle in Japan for the month.

By vehicle category, passenger car and light truck sales were down 0.4%, while mini vehicle sales rose 21.5%, the sixth straight month of growth.

Export shipments from Japan in September were down 2.9%, mainly because of decreased shipments to North America and Asia.

HONDA PRODUCTION, SALES AND EXPORTS – SEPTEMBER 2002

PRODUCTION

	Sept. Units		Annual Total—2002		Fiscal Year
		Vs. 9/01	Units	Vs. 2001	Units	Vs. 2001/4-9

Domestic (CBU+CKD)	122,864	+ 10.7%	1,029,704	+ 8.2%	686,159	+ 7.4%
Overseas (CBU only)	131,237	+ 21.9%	1,142,608	+ 11.0%	773,626	+15.4%
Worldwide Total (*)	254,101	+ 16.2%	2,172,312	+ 9.6%	1,459,785	+ 11.5%

(*)-except overseas CKD

REGIONAL PRODUCTION

	Sept. Units		Annual Total		Fiscal Year
		Vs. 9/01	Units	Vs. 2001	Units	Vs. 2001/4-9

North America	92,739	+ 14.0%	852,495	+ 5.6%	572,448	+ 9.8%
(USA only)	62,429	+ 16.9%	574,902	+ 8.9%	389,383	+ 13.7%	)

Europe	17,341	+ 70.0%	128,823	+ 64.0%	86,578	+ 64.5%
Asia	16,877	+ 45.0%	124,194	+ 20.4%	89,401	+ 29.4%
Others	4,280	- 4.7%	37,096	- 8.1%	25,199	- 8.2%
Overseas Total	131,237	+ 21.9%	1,142,608	+ 11.0%	773,626	+ 15.4%

SALES

			Annual Total		Fiscal Year
Vehicle type	Sept. Units	Vs. 9/01	Units	Vs. 2001	Units	Vs. 2001/4-9
Passenger cars & light trucks	55,165	- 0.4%	459,702	+ 9.5%	292,864	+ 2.5%
(Imports)	686	- 25.8%	7,147	+ 6.8%	4,451	- 10.0%)
Mini vehicles	32,901	+ 21.5%	226,230	+ 2.5%	146,241	+ 7.0%

TOTAL	88,066	+ 6.8%	685,932	+ 7.1%	439,105	+ 4.0%

EXPORTS

			Annual Total		Fiscal Year
	Sept. Units	Vs. 9/01	Units	Vs. 2001	Units	Vs. 2001/4-9
North America	26,881	- 6.2%	219,082	+ 13.0%	148,804	+ 7.6%
(USA only)	24,119	- 13.0%	194,185	+ 7.9%	131,288	+ 1.4%)
Europe	3,798	+ 35.9%	53,542	+ 10.4%	39,012	+ 14.7%
Asia	2,220	- 38.7%	25,951	- 1.6%	19,753	+ 7.6%
Others	6,718	+ 17.4%	47,096	+ 27.6%	33,982	+ 45.6%
TOTAL	39,617	- 2.9%	345,671	+ 13.1%	241,551	+ 12.9%

For further information, please contact:

Masaya Nagai
Noriko Okamoto
Tatsuya David Iida
Honda Motor Co., Ltd. Corporate Communications Division
Telephone:  03-5412-1512
Facsimile:   03-5412-1545

Ref. #02067

October 28, 2002

HONDA MOTOR CO., LTD. REPORTS
CONSOLIDATED FINANCIAL RESULTS
FOR THE FISCAL SECOND QUARTER AND
THE FIRST HALF ENDED SEPTEMBER 30, 2002

Tokyo, October 28, 2002—Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the first half ended September 30, 2002.

Second Quarter Results

Honda’s consolidated net income for the fiscal second quarter ended September 30, 2002 totaled JPY87.1 billion (USD 711 million), an increase of 3.3% from the corresponding period in 2001. Basic net income per Common Share for the quarter amounted to JPY 89.54 (USD 0.73), compared to JPY 86.58 for the same period in 2001. Two of Honda’s American Depositary Shares represent one Common Share.

Unit sales in all of Honda’s business categories, namely motorcycles, automobiles and power products, increased during the fiscal second quarter and consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 1,916.7 billion (USD 15,634 million), an increase of 9.9% over the corresponding period in 2001.

Revenue included currency translation effects, which had a negative impact on foreign currency denominated revenue from Honda’s overseas subsidiaries translated into yen. Honda estimates that had the exchange rate of yen remained unchanged from the same period in 2001, revenue for the quarter would have increased by approximately 10.2%.

Consolidated operating income for the fiscal second quarter totaled JPY 153.0 billion (USD 1,248 million), a decrease of 6.6% compared to the corresponding period in 2001. This decrease in operating income was primarily due to increases in selling, general and administrative expenses and research and development expenses, which offset Honda’s increased unit sales and ongoing cost reduction efforts.

Consolidated income before income taxes for the quarter totaled JPY 109.9 billion (USD 897 million), a decrease of 18.1% from the corresponding period in 2001.

With respect to Honda’s sales in the fiscal second quarter by business category, motorcycle unit sales increased by 42.1% to 2,040,000 units, and revenue increased 12.4%, to JPY 245.9 billion (USD 2,006 million). These increases in unit sales and revenue were due primarily to robust sales in Asia, such as India, China and Indonesia.

Honda’s unit sales of automobiles increased by 9.5% to 712,000 units, due to higher sales in North America and Europe. Strong sales of the Pilot new SUV, Civic, CR-V and Odyssey in North America, as well as the Jazz small car and Civic in Europe were the major contributing factors to this increase in unit sales. Revenue increased 8.6%, to JPY 1,540.1 billion (USD 12,562 million) during the quarter.

Unit sales of power products totaled 885,000 units, an increase of 15.1% compared to the corresponding period in 2001. Strong sales of general-purpose engines in North America were the major factor for this increase in unit sales. Revenue from other businesses, including the power product business and financial services business, increased by 20.9% to JPY 130.7 billion (USD 1,066 million) due mainly to higher revenue from Honda’s finance subsidiaries.

First Half-Year Results

Honda’s consolidated net income for the first six months ended September 30, 2002 totaled JPY 194.7 billion (USD 1,589 million), an increase of 12.1% from the previous year. Basic income per Common Share for the fiscal first half amounted to JPY 199.98 (USD 1.63), compared to JPY 178.30 of the corresponding period a year ago.

Consolidated net sales and other operating revenue for the six months amounted to JPY 3,853.6 billion (USD 31,432 million), an increase of 9.9% from last year. Revenue included the positive effect of currency translation, and Honda estimates that had the exchange rate of the yen remained unchanged from the previous year, revenue for the year would have increased by approximately 8.3%.

Consolidated operating income for the fiscal first half totaled JPY 323.8 billion (USD 2,642 million), an increase of 2.7% compared to the corresponding period last year. This increase in operating income was primarily due to an increase in unit sales and depreciation of the yen, which offset increases in selling, general and administrative expenses and research and development expenses.

Consolidated income before income taxes for the fiscal first half totaled JPY 273.7 billion (USD 2,232 million), an increase of 1.4% compared to the previous year.

With respect to Honda’s sales for the fiscal first half by business category, motorcycle unit sales increased 37.8% to 3,867,000 units, and revenue increased 12.3% to JPY 497.8 billion (USD 4,061 million). Robust sales in Asian countries such as India, Indonesia and China contributed to these increases in unit sales and revenue.

Both Honda’s unit sales and revenue of automobiles for the fiscal first half increased by 9.2% to 1,406,000 units, and 8.9% to JPY 3,091.5 billion (USD 25,216 million), respectively. Strong sales of the Pilot new SUV, CR-V, Civic and Odyssey in North America together with the Jazz small car and CR-V in Europe were the major contributing factors to this increase in unit sales.

Unit sales of power products totaled 2,006,000 units, an increase of 17.3% compared to the previous year. Higher sales of general-purpose engines in North America, Japan and Europe were the major factor in this increase in unit sales. Revenue from other businesses, including the power product business and financial services business, increased by 19.0% to JPY 264.2 billion (USD 2,155 million) due mainly to higher revenue from Honda’s finance subsidiaries and power product business.

Forecasts for the fiscal year ending March 31, 2003

The overall global economies are expected to recover in the foreseeable future, despite fears of progressing slowdown in the U.S. economies, which is likely to affect the global economies. In contrast, competition in the Japanese market is expected to even intensify amid continuing weak consumers spendings. Under such circumstances, in regards to the forecasts of the financial results for the fiscal year ending March 31, 2003, Honda projects the consolidated and unconsolidated results as below:

FY2003 Forecasts for consolidated results

	In billions of yen	Changes from FY 2002
Net sales and other operating revenue	7,900	+7.3%
Income before income taxes	580	+5.2%
Net income	410	+13.0%

FY2003 Forecasts for unconsolidated results

	In billions of Yen	Changes from FY 2002
Net sales	3,300	+2.8%
Ordinary profit	225	+2.7%
Net income	165	+22.3%

These forecasts are based on the assumption that the exchange rates for the yen to the U.S. dollar and the euro for the current fiscal year will average JPY 122 and JPY 113, respectively.

Honda projects that the year-end cash dividend will be JPY 16 per share of common stock. Total cash dividends for the term will be JPY 32.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

[1] Unit Sales Breakdown

	(In thousands of units)
	Three months ended Sep. 30, 2002	Three months ended Sep. 30, 2001	Six months ended Sep. 30, 2002	Six months ended Sep. 30, 2001
MOTORCYCLES

Japan	121	107	215	216
(motorcycles included above)	(121)	(107)	(215)	(216)
North America	172	144	291	254
(motorcycles included above)	(79)	(69)	(138)	(127)
Europe	57	58	155	162
(motorcycles included above)	(54)	(57)	(150)	(159)
Others	1,690	1,127	3,206	2,174
(motorcycles included above)	(1,690)	(1,124)	(3,201)	(2,169)

Total	2,040	1,436	3,867	2,806
(motorcycles included above)	(1,944)	(1,357)	(3,704)	(2,671)

AUTOMOBILES

Japan	213	214	426	421
North America	365	327	732	655
Europe	58	41	104	84
Others	76	68	144	128

Total	712	650	1,406	1,288

POWER PRODUCTS

Japan	124	109	252	191
North America	383	303	900	736
Europe	157	143	424	375
Others	221	214	430	408

Total	885	769	2,006	1,710

[2] Net Sales Breakdown

(A) For the three months ended September 30, 2002 and 2001

	(In millions of Yen)
	Three months ended Sep. 30, 2002		Three months ended Sep. 30, 2001
MOTORCYCLE BUSINESS
Japan	26,442	(10.8%)	26,114	(11.9%)
North America	89,641	(36.4%)	83,374	(38.1%)
Europe	30,801	(12.5%)	28,305	(12.9%)
Others	99,085	(40.3%)	80,953	(37.1%)

Total	245,969	(100.0%)	218,746	(100.0%)

AUTOMOBILE BUSINESS
Japan	381,222	(24.8%)	405,124	(28.6%)
North America	906,810	(58.9%)	821,564	(58.0%)
Europe	110,890	(7.2%)	79,812	(5.6%)
Others	141,180	(9.1%)	111,193	(7.8%)

Total	1,540,102	(100.0%)	1,417,693	(100.0%)

OTHERS
Japan	35,162	(26.9%)	28,518	(26.4%)
North America	75,006	(57.4%)	64,319	(59.5%)
Europe	11,580	(8.9%)	8,729	(8.1%)
Others	8,956	(6.8%)	6,556	(6.0%)

Total	130,704	(100.0%)	108,122	(100.0%)

TOTAL
Japan	442,826	(23.1%)	459,756	(26.4%)
North America	1,071,457	(55.9%)	969,257	(55.6%)
Europe	153,271	(8.0%)	116,846	(6.7%)
Others	249,221	(13.0%)	198,702	(11.3%)

Total	1,916,775	(100.0%)	1,744,561	(100.0%)

Explanatory Note:

1.	The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of OTHERS includes revenue from sales of power products and related parts, leisure businesses, trading and finance subsidiaries.

[2] Net Sales Breakdown—continued

(B) For the six months ended September 30, 2002 and 2001

	(In millions of Yen)
	Six months ended Sep. 30, 2002		Six months ended Sep. 30, 2001
MOTORCYCLE BUSINESS

Japan	51,975	(10.4%)	53,850	(12.1%)
North America	164,254	(33.0%)	150,384	(33.9%)
Europe	87,221	(17.5%)	81,660	(18.4%)
Others	194,384	(39.1%)	157,543	(35.6%)

Total	497,834	(100.0%)	443,437	(100.0%)

AUTOMOBILE BUSINESS

Japan	758,141	(24.5%)	815,995	(28.7%)
North America	1,862,010	(60.2%)	1,652,405	(58.2%)
Europe	204,265	(6.6%)	158,638	(5.6%)
Others	267,097	(8.7%)	212,469	(7.5%)

Total	3,091,513	(100.0%)	2,839,507	(100.0%)

OTHERS

Japan	66,930	(25.3%)	56,995	(25.7%)
North America	154,275	(58.4%)	128,501	(57.9%)
Europe	26,280	(9.9%)	21,549	(9.7%)
Others	16,779	(6.4%)	15,007	(6.7%)

Total	264,264	(100.0%)	222,052	(100.0%)

TOTAL

Japan	877,046	(22.8%)	926,840	(26.4%)
North America	2,180,539	(56.6%)	1,931,290	(55.1%)
Europe	317,766	(8.2%)	261,847	(7.5%)
Others	478,260	(12.4%)	385,019	(11.0%)

Total	3,853,611	(100.0%)	3,504,996	(100.0%)

Explanatory Note:

1.	The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of others including revenue from sales of power products and related parts, leisure businesses, trading and finance subsidiaries.

[3]    Consolidated Financial Summary

(For the three months and six months ended September 30, 2002 and 2001)

Financial Highlights

	(In millions of Yen)
	Three months ended Sep. 30, 2002	% Change	Three months ended Sep. 30, 2001	Six months ended Sep. 30, 2002	% Change	Six months ended Sep. 30, 2001
Net sales and other operating revenue	1,916,775	9.9%	1,744,561	3,853,611	9.9%	3,504,996
Operating income	153,046	-6.6%	163,792	323,869	2.7%	315,237
Income before income taxes	109,997	-18.1%	134,315	273,701	1.4%	269,987
Net income	87,181	3.3%	84,362	194,779	12.1%	173,740

	(In Yen)
Net income per
Common Share	89.54		86.58	199.98		178.30
American Share	44.77		43.29	99.99		89.15

	(In millions of U.S. Dollar)
	Three months ended Sep. 30, 2002	Six months ended Sep. 30, 2002
Net sales and other operating revenue	15,634	31,432
Operating income	1,248	2,642
Income before income taxes	897	2,232
Net income	711	1,589

	(In U.S. Dollar)
Net income per
Common Share	0.73	1.63
American Share	0.37	0.82

[4]    Consolidated Statements of Income and Retained Earnings (Unaudited)

(A)    For the three months ended September 30, 2002 and 2001

	(In millions of Yen)
	Three months ended Sep. 30, 2002	Three months ended Sep. 30, 2001
Net sales and other operating revenue	1,916,775	1,744,561
Operating costs and expenses:
Cost of sales	1,296,008	1,185,292
Selling, general and administrative	362,721	306,848
Research and development	105,000	88,629

Operating income	153,046	163,792
Other income:
Interest	1,727	1,772
Other	225	5,792
Other expenses:
Interest	2,057	3,750
Other	42,944	33,291

Income before income taxes	109,997	134,315
Income taxes	39,265	58,269

Income before equity in income of affiliates	70,732	76,046
Equity in income of affiliates	16,449	8,316

Net income	87,181	84,362
Retained earnings:
Balance at beginning of period	2,858,539	2,505,530
Cash dividends paid	—	—
Transfer to legal reserves	—	—

Balance at end of period	2,945,720	2,589,892

	(In Yen)
Net income per
Common Share	89.54	86.58
American Share	44.77	43.29

[4]    Consolidated Statements of Income and Retained Earnings—continued

(B)    For the six months ended September 30, 2002 and 2001

	(In millions of Yen)
	Six months ended Sep. 30, 2002	Six months ended Sep. 30, 2001
Net sales and other operating revenue	3,853,611	3,504,996
Operating costs and expenses:
Cost of sales	2,614,864	2,405,537
Selling, general and administrative	701,855	601,468
Research and development	213,023	182,754

Operating income	323,869	315,237
Other income:
Interest	4,093	4,056
Other	5,541	1,167
Other expenses:
Interest	6,377	8,765
Other	53,425	41,708

Income before income taxes	273,701	269,987
Income taxes	107,184	113,326

Income before equity in income of affiliates	166,517	156,661
Equity in income of affiliates	28,262	17,079

Net income	194,779	173,740
Retained earnings:
Balance at beginning of period	2,765,600	2,428,293
Cash dividends paid	(14,616)	(11,693)
Transfer to legal reserves	(43)	(448)

Balance at end of period	2,945,720	2,589,892

	(In Yen)
Net income per
Common Share	199.98	178.30
American Share	99.99	89.15

[5]    Consolidated Balance Sheets

	(In millions of Yen)
	Sep. 30, 2002	Mar. 31, 2002	Sep. 30, 2001
Assets	(Unaudited)	(Audited)	(Unaudited)
Current assets:
Cash and cash equivalents	518,408	609,441	465,706
Trade accounts and notes receivable	332,185	452,208	368,947
Finance subsidiaries receivables, net	980,852	995,087	767,479
Inventories	670,268	644,282	640,223
Deferred income taxes	205,290	182,788	180,741
Other current assets	227,826	204,538	178,952

Total current assets	2,934,829	3,088,344	2,602,048

Finance subsidiaries—receivables, net	2,024,071	1,808,861	1,564,031
Investments and advances	395,138	395,495	364,978
Property, plant and equipment, at cost:
Land	336,708	318,208	304,136
Buildings	912,139	920,106	839,359
Machinery and equipment	2,018,426	2,048,244	1,883,224
Construction in progress	96,542	82,610	145,418

	3,363,815	3,369,168	3,172,137
Less accumulated depreciation	1,987,880	1,979,455	1,894,853

Net property plant and equipment	1,375,935	1,389,713	1,277,284

Other assets	241,612	258,382	174,190

Total assets	6,971,585	6,940,795	5,982,531

[5]    Consolidated Balance Sheets—continued

	(In millions of Yen)
	Sep. 30, 2002	Mar. 31, 2002	Sep. 30, 2001
	(Unaudited)	(Audited)	(Unaudited)
Liabilities and Stockholders’ Equity
Current liabilities:
Bank loans and commercial paper	937,819	1,035,069	1,068,122
Current portion of long-term debt	142,231	308,014	361,388
Trade payables	775,584	840,957	723,156
Accrued expenses	719,596	678,118	574,890
Income taxes payable	66,269	61,244	110,823
Other current liabilities	232,643	186,657	136,550

Total current liabilities	2,874,142	3,110,059	2,974,929

Long-term debt	953,833	716,614	344,271
Other liabilities	550,260	540,181	323,792

Total liabilities	4,378,235	4,366,854	3,642,992

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,529	172,529
Legal reserves	29,012	28,969	28,377
Retained earnings	2,945,720	2,765,600	2,589,892
Adjustments from foreign currency translation	(455,149)	(300,081)	(459,243)
Net unrealized gains on marketable equity securities	12,611	8,730	3,599
Minimum pension liabilities adjustments	(187,824)	(187,824)	(81,682)

Accumulated other comprehensive income (loss)	(630,362)	(479,175)	(537,326)
Treasury Stock	(9,616)	(49)	—

Total stockholders’ equity	2,593,350	2,573,941	2,339,539

Total liabilities and stockholders’ equity	6,971,585	6,940,795	5,982,531

[6]    Consolidated Statements of Cash Flows

	(In millions of Yen)
	Six months ended Sep. 30, 2002	Six months ended Sep. 30, 2001
Cash flows from operating activities:
Net income	194,779	173,740
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	102,105	89,858
Deferred income taxes	(8,713)	(44,278)
Equity in income of affiliates	(8,262)	(17,079)
Loss on fair value adjustment of derivative instrument (profit)	43,462	30,576
Decrease (increase) in:
Trade accounts and notes receivable	97,858	61,630
Inventories	(62,948)	(36,773)
Increase (decrease) in trade payables	(26,445)	(81,018)
Other, net	60,393	91,675

Net cash provided by operating activities	372,229	268,331

Cash flows from investing activities:
Decrease (increase) in investments and advances	11,785	4,082
Capital Expenditures	(133,290)	(133,092)
Proceeds from sales of property, plant and equipment	5,517	6,320
Decrease (increase) in finance subsidiaries-receivables	(417,561)	(353,738)

Net cash used in investing activities	(533,549)	(476,428)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(4,164)	196,418
Proceeds from long-term debt	349,893	220,501
Repayment of long-term debt	(229,568)	(148,345)
Acquisition of treasury stock	(9,567)	—
Cash dividends paid	(14,616)	(11,693)
Increase (decrease) in commercial paper classified as long-term debt	2,069	391

Net cash provided by (used in) financing activities	94,047	257,272

Effect of exchange rate changes on cash and cash equivalents	(23,760)	(988)

Net change in cash and cash equivalents	(91,033)	48,187
Cash and cash equivalents at beginning of year	609,441	417,519

Cash and cash equivalents at end of year	518,408	465,706

[7]    Segment Information

(A)    Business Segment Information

For the six months ended September 30, 2002

	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	497,834	3,091,513	117,116	147,148	3,853,611	—	3,853,611
Intersegment sales	0	0	1,737	5,495	7,232	(7,232)	—

Total	497,834	3,091,513	118,853	152,643	3,860,843	(7,232)	3,853,611
Cost of sales, S.G.A. and R&D expenses	460,508	2,845,067	85,333	146,066	3,536,974	(7,232)	3,529,742

Operating income	37,326	246,446	33,520	6,577	323,869	0	323,869

For the six months ended September 30, 2001

	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	443,437	2,839,507	95,731	126,321	3,504,996	—	3,504,996
Intersegment sales	0	0	2,993	5,056	8,049	(8,049)	—

Total	443,437	2,839,507	98,724	131,377	3,513,045	(8,049)	3,504,996
Cost of sales, S.G.A. and R&D expenses	414,166	2,571,522	79,189	132,931	3,197,808	(8,049)	3,189,759

Operating income	29,271	267,985	19,535	(1,554)	315,237	0	315,237

Explanatory Note:

1.	Segmentation of Business

Business segment is based on Honda's business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment

Business	Sales	Principal Products
Motorcycle	Motorcycles, all-terrain vehicles (ATV), personal water craft and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, all-terrain vehicles (ATV), personal water craft
Automobile	Automobiles and relevant parts	Compact cars, sub-compact cars, minivehicles
Financial Services	Financial and insurance services	N/A
Other	Power products and relevant parts, and others	Power tillers, generators, general purpose engines, lawn mowers, outboard engines

(B) Geographical Segment Information The geographical segmentation is based on the location where sales originated.

For the six months ended September 30, 2002

	( In millions of Yen)
	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	989,145	2,187,855	319,762	356,849	3,853,611	—	3,853,611
Transfers between geographical segments	928,269	67,177	64,036	9,032	1,068,514	(1,068,514)	—

Total	1,917,414	2,255,032	383,798	365,881	4,922,125	(1,068,514)	3,853,611
Cost of sales, S.G.A. and R&D expenses	1,826,265	2,065,422	382,130	332,782	4,606,599	(1,076,857)	3,529,742

Operating income	91,149	189,610	1,668	33,099	315,526	8,343	323,869

For the six months ended September 30, 2001

	( In millions of Yen)
	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,023,198	1,938,500	269,242	274,056	3,504,996	—	3,504,996
Transfers between geographical segments	821,468	74,805	8,779	6,693	911,745	(911,745)	—

Total	1,844,666	2,013,305	278,021	280,749	4,416,741	(911,745)	3,504,996
Cost of sales, S.G.A. and R&D expenses	1,716,117	1,814,283	298,729	252,834	4,081,963	(892,204)	3,189,759

Operating income	128,549	199,022	(20,708)	27,915	334,778	(19,541)	315,237

(C) Overseas Sales

For the six months ended September 30, 2002

	( In millions of Yen)
	North America	Europe	Others	Total
Overseas Sales	2,180,539	317,766	478,260	2,976,565
Consolidated Sales				3,853,611
Overseas Sales Ratio to Consolidated Sales	56.6%	8.2%	12.4%	77.2%

For the six months ended September 30, 2001

	( In millions of Yen)
	North America	Europe	Others	Total
Overseas Sales	1,931,290	261,847	385,019	2,578,156
Consolidated Sales				3,504,996
Overseas Sales Ratio to Consolidated Sales	55.1%	7.5%	11.0%	73.6%

[8] (A) Consolidated Balance Sheets

divided into Non-financial services businesses and Finance Subsidiaries (Unaudited)

	(In millions of Yen)
	Sep. 30, 2002	% of total
Assets
<Non-financial services businesses>
Current Assets:	2,753,438	39.5
Cash and cash equivalents	496,510
Trade accounts and notes receivable	337,460
Inventories	670,268
Other current assets	1,249,200
Investments and advances	539,381	7.7
Property, plant and equipment, at cost	1,354,388	19.4
Other assets	225,157	3.3

Total assets	4,872,364	69.9
<Finance Subsidiaries>
Cash and cash equivalents	21,898	0.3
Finance subsidiaries-short-term receivables, net	981,372	14.1
Finance subsidiaries-long-term receivables, net	2,026,304	29.1
Other assets	69,533	1.0

Total assets	3,099,107	44.5
Eliminations among subsidiaries	(999,886)	(14.4)

Total assets	6,971,585	100.0
Liabilities and Stockholders’ Equity
<Non-financial services businesses>
Current liabilities:	1,831,948	26.3
Short-term debt	227,200
Current portion of long-term debt	8,417
Trade payables	777,643
Accrued expenses	611,512
Other current liabilities	207,176
Long-term debt	36,163	0.5
Other liabilities	549,932	7.9

Total liabilities	2,418,043	34.7
<Finance Subsidiaries>
Short-term debt	1,489,661	21.4
Current portion of long-term debt	133,814	1.9
Accrued expenses	114,904	1.6
Long-term debt	919,510	13.2
Other liabilities	161,419	2.3

Total liabilities	2,819,308	40.4
Eliminations among subsidiaries	(859,116)	(12.3)

Total liabilities	4,378,235	62.8
Common stock	86,067	1.2
Capital surplus	172,529	2.5
Legal reserves	29,012	0.4
Retained earnings	2,945,720	42.2
Accumulated other comprehensive income (loss)	(630,362)	(9.0)
Treasury stock	(9,616)	(0.1)

Total stockholders’ equity	2,593,350	37.2

Total liabilities and stockholders’ equity	6,971,585	100.0

[8] (B) Consolidated Statements of Cash Flows

divided into Non-financial services businesses and Finance Subsidiaries (Unaudited)

For the six months ended September 30, 2002

	(In millions of Yen)
	Non-financial services businesses	Finance Subsidiaries
Cash flows from operating activities:
Net Income	200,100	(5,082)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	101,711	394
Deferred income taxes	(32,271)	23,558
Equity in income of affiliates	(28,048)	—
Loss on fair value adjustment of derivative instrument (profit)	2,282	41,180
Decrease (increase) in trade accounts and notes receivable	95,394	—
Decrease (increase) in inventories	(62,948)	—
Increase (decrease) in trade payables	(29,419)	—
Other, net	63,469	8,432

Net cash provided by operating activities	310,270	68,482
Cash flows from investing activities:
* Decrease (increase) in investments and advances	(159,786)	(125)
Capital expenditures	(131,206)	(2,084)
Proceeds from sales of property, plant and equipment	5,439	78
Decrease (increase) in finance subsidiaries-receivables	—	(420,528)

Net cash used in investing activities	(285,553)	(422,659)

Free cash flow (Cash flows from operating and investing activities)	24,717	(354,177)

Free cash flow of Non-financial services businesses excluding the increase in loans (amountiung to 81,986 million yen) to Finance subsidiaries (Note)	179,525	—
Cash flows from financing activities:
* Increase (decrease) in short-term debt	(74,844)	220,252
* Proceeds from long-term debt	7,446	344,287
* Repayment of long-term debt	(4,117)	(225,451)
Proceeds from issuance of common stock	—	16,967
Acquisition of treasury stock	(9,567)	—
Cash dividends paid	(14,661)	(194)
Increase (decrease) in commercial paper classified as long-term debt	—	2,069

Net cash provided by financing activities	(95,743)	357,930

Effect of exchange rate changes on cash and cash equivalents	(23,262)	(498)

Net change in cash and cash equivalents	(94,288)	3,255
Cash and cash equivalents at beginning of year	590,798	18,643

Cash and cash equivalents at end of year	496,510	21,898

Note:

Non-financial services businesses loans to finance subsidiaries. These cash flows were included in the items of "Other net" of Non financial services businesses, and "Increase (decrease) in short-term debt" and "Repayment of long-term debt" of Finance subsidiaries (marked by *). Free cash flow of Non financial services businesses excluding the increase in lending to finance subsidiaries are stated for the readers' information.

Explanatory Notes:

1.
The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission, except all segment information which is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.
The average exchange rates for the fiscal second quarter ended September 30, 2002 were JPY 119.24=USD 1 and JPY 117.32=euro 1. The average exchange rates for the corresponding period last year JPY 121.72=USD 1 and JPY 108.31=euro 1. The average exchange rates for the fiscal first half ended September 30, 2002 were JPY 123.14=USD 1 and JPY 116.94=euro 1, as compared with JPY 122.21=USD 1 and JPY 107.77=euro 1, for the corresponding period last year.

3.
United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 122.60=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2002.

4.	The Company’s Common Stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5.
The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income”. The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

	Three months ended September 30, 2002	Three months ended September 30, 2001
(In millions of Yen)
Net income	87,181	84,362
Other comprehensive income (loss)	(8,819)	(67,508)

Comprehensive income (loss)	78,362	16,854

	Six months ended September 30, 2002	Six months ended September 30, 2001
(In millions of Yen)
Net income	194,779	173,740
Other comprehensive income (loss)	(151,187)	(52,799)

Comprehensive income (loss)	43,592	120,941

6.
Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the fiscal second quarter and first half ended September 30, 2002.

Unconsolidated Financial Summary
(Parent company only)

(For the six months ended September 30, 2002 and 2001)

1.    The Board of Directors' Meeting for Interim Financial Results
(Parent company only)

(1)    Date on which the meeting was held: October 28, 2002 (Mon.)

(2)    The matters resolved:

(A)    Unconsolidated (parent company) financial results for the first half (six months ended September 30, 2002) of the 79th fiscal period as specified hereunder.

(B)    Interim dividend:

(a)    JPY 16.00 per share of Common Stock

(b)    Payment plans to commence on November 25, 2002 (Mon.)

2.    Financial Highlights
(Parent company only)

	(In millions of Yen)
	Six months ended Sep. 30, 2002	Six months ended Sep. 30, 2001	Year ended Mar. 31, 2002
Net sales	1,625,558	1,551,914	3,211,186
Operating profit	66,162	82,987	185,829
Ordinary profit	120,762	120,023	218,987
Net income	91,714	65,910	134,925

Net income per share	94.17	67.64	138.47
Interim dividend per share	16.00	13.00	—

3.    Financial forecast for the Fiscal Year Ending March 31, 2003
(Parent company only)

(In millions of Yen)
Fiscal year ending Mar. 31, 2003
Net sales	3,300,000
Ordinary profit	225,000
Net income	165,000

(In Yen)
Dividend per share for the term	32.00
Net income per share	169.67

[1]    Unit Sales Breakdown
(Parent company only)

	(In thousands of units)
	Six months ended Sep. 30, 2002	Six months ended Sep. 30, 2001	Year ended Mar. 31, 2002
MOTORCYCLES
Japan	209	204	396
(motorcycles included above)	(209)	(204)	(396)
Export	426	414	808
(motorcycles included above)	(255)	(263)	(505)

Total	635	619	1,204
(motorcycles included above)	(464)	(468)	(901)

AUTOMOBILES
Japan	449	433	902
(Mini vehicles included above)	(142)	(139)	(295)
Export	241	213	428

Total	691	647	1,330

POWER PRODUCTS
Japan	253	192	412
Export	1,686	1,453	3,450

Total	1,939	1,646	3,862

[2]    Net Sales Breakdown—continued
(Parent company only)

	(In millions of Yen)
	Six months ended Sep. 30, 2002	Six months ended Sep. 30, 2001	Year ended Mar. 31, 2002

MOTORCYCLES
Japan	41,519	42,986	81,583
Export	177,504	183,362	392,785

Total	219,023	226,348	474,369

AUTOMOBILES
Japan	593,874	636,710	1,285,340
Export	756,267	641,900	1,344,981

Total	1,350,141	1,278,610	2,630,321

POWER PRODUCTS
Japan	10,843	9,311	21,678
Export	45,549	37,644	84,817

Total	56,392	46,955	106,495

TOTAL
Japan	646,236	689,008	1,388,602
Export	979,321	862,906	1,822,583

Total	1,625,558	1,551,914	3,211,186

Explanatory Notes:

1.
The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K for the month of November 2002.

2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan in accordance with the Japanese Commercial Code.

3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

[3]    Unconsolidated Statements of Income
(Parent company only)

	(In millions of Yen)
	Six months ended Sep. 30, 2002	Six months ended Sep. 30, 2001	Year ended Mar. 31, 2002
Net sales	1,625,558	1,551,914	3,211,186
Cost of sales	1,108,036	1,066,789	2,184,432
Selling, general and administrative expenses	451,359	402,137	840,924

Operating profit	66,162	82,987	185,829
Non-operating profit	62,837	47,655	92,388
Non-operating expenses	8,238	10,619	59,231
Ordinary Profit	120,762	120,023	218,987
Extraordinary profit	1,474	91	1,646
Extraordinary loss	4,108	31,528	45,362

Income before income taxes	118,128	88,585	175,270
Income taxes
Current	51,883	52,922	73,589
Deferred	(25,469)	(30,246)	(33,245)

Net income	91,714	65,910	134,925

Explanatory Notes:
1.	Research and development expenses for the six months amounted 200,427 million of yen.

[4]    Unconsolidated Balance Sheets
(Parent company only)

	(In millions of Yen)
	Sep. 30, 2002	Mar. 31, 2002	Sep. 30, 2001
Current assets	783,642	766,973	738,586
Fixed assets	1,217,210	1,170,832	1,087,105

Total assets	2,000,853	1,937,805	1,825,691

Current liabilities	500,231	523,785	486,433
Fixed liabilities	91,079	71,372	59,504

Total liabilities	591,311	595,157	545,938
Common stock	86,067	86,067	86,067
Capital surplus	168,912	168,912	163,829
Retained earnings	1,138,572	1,061,853	1,005,505
Unrealized gains on securities available for sale	25,606	25,864	24,351
Treasury stock	(9,616)	(49)	—

Stockholders’ equity	1,409,541	1,342,648	1,279,753

Total liabilities and stockholders’ equity	2,000,853	1,937,805	1,825,691

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.”

“Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people.

It is Honda’s belief that everyone who comes in contact with Honda’s activities will gain a sense of satisfaction through the experience of Buying, Selling or Creating Honda’s products and services. This philosophy is expressed as “The Three Joys.”

With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality yet at a reasonable price for worldwide customer satisfaction”

Honda actively works to share a sense of satisfaction with all of its customers, importantly including shareholders, to continue to improve its corporate value.

Management Organization

Honda has long undertaken proactive measures such as appointing independent board member and independent auditor in order to improve corporate governance.

Honda’s organization also reflects the aforementioned corporate philosophies and consists of five regional operations worldwide that have a long-term perspective and the goal to cooperate with the local communities in which it does business in order to create mutual benefits. The goal is that Honda becomes a company that society wants to exist.

In addition, its corporate executive officer system aims at improving the self-reliance of respective regions and the speed at which decision-making is accomplished.

Honda’s four business operations—motorcycles, automobiles, power products, and spare parts— formulate the medium and long-term plans for business development in individual product categories, and each operation aims to maximize its business performance on a global basis.

Honda’s production operations support production related departments so that they can implement the most efficient allocation of production on global scale. These efforts are aimed at increasing company-wide efficiencies.

Honda’s administrative operations coordinate the entire organization to optimize the allocation of business resources. These efforts are aimed at increasing company-wide efficiency.

For investors and shareholders, Honda’s basic policy emphasizes the disclosure of financial results on a quarterly basis, as well as the timely and accurate disclosure of its management strategies through mass media. Honda will remain committed to such disclosure in the future.

Profits Redistribution Policy

The Company considers redistribution of profits to shareholders as one of the most important management issues. Accordingly, the Company attempts to increase its corporate value while carrying out its operations from a global standpoint.

The Company intends to redistribute profits to shareholders, with regard to its projected comprehensive cash needs/requirements, and to make distribution payments, taking into consideration the Company’s long-term consolidated earnings performance.

In consideration of shareholder expectations, retained earnings will be applied toward financing the R&D activities that are essential for the future growth of the Company, and capital expenditures and investment programs that will expand its operations for the purpose of improving its business results and strengthening its financial condition.

Acquisition of the Company’s common stock shall be also implemented at the optimal timing with aims to improve efficiency in its capital structure.

Preparing for the Future

The overall global economies are expected to recover in the foreseeable future, despite fears of progressing slowdown in the U.S. economies, which is likely to affect the global economies.

In contrast, competition in the Japanese market is expected to even intensify amid continuing weak consumers spendings.

In these circumstances, as part of its objective of improving competitiveness and modernizing corporate structure to increase the speed and flexibility in response to changing customer needs, Honda recognizes that further enhancing each of the following specific areas is essential to its success:

•	R&D
•	Production Efficiency
•	Sales Efficiency
•	Product Quality
•	The Environment
•	Safety Technologies
•	European Business Strategy

R&D

Along with efforts to develop more effective safety and environmental technologies, Honda will create and swiftly introduce new value-added products that meet specific needs in various regional markets.

Honda will also continue efforts in the research of future technologies, which include the advancement of a bi-pedal humanoid robot.

To improve efficiency and reduce development lead time, Honda will take full advantage of information technology (IT).

Production Efficiency

Honda will establish efficient and flexible production systems, thus increasing the capability of supplying high quality products that meet the market needs. In addition to the ongoing expansion of these systems, the Company also intends to expand supply network of its competitive products and component parts on a global scale.

Sales Efficiency

Honda will expand its product lineup and upgrade its sales structure. Through the innovative use of IT, Honda will also promote its efforts in customer communication.

Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhanced coordination among the development, purchasing, production, sales and service departments.

The Environment

Honda will step up the introduction of clean, fuel-efficient engine technologies and recycling technology throughout its product lineup. In addition, Honda will continue its efforts to minimize the environmental impact, which is measured by the *Life Cycle Assessment, in all of its business fields including logistics and sales. In its production activities, Honda promotes environmental preservation issues under its Green Factory concept.

*Life Cycle Assessment
A comprehensive system for quantifying the environmental impacts of Honda’s products throughout their life cycles, from the material procurement and energy consumption to waste disposal.

Safety Technologies

In the area of highly crashworthy car body technologies, Honda R&D in passenger- and pedestrian injury reduction technologies in the event of an accident, as well as those for the prediction and the prevention of accidents. As part of its contribution to traffic safety in a motorized society, Honda is active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by its local dealerships.

European Business Strategy

In addition to ongoing efforts to reinforce its current marketing strategies including the restructuring of sales and distribution organizations, Honda will expand overall unit sales through the introduction of new models. On the manufacturing side, Honda will take various steps to make its U.K. automobile manufacturing subsidiary—Honda of the UK Manufacturing Limited—responsible as a global supply base to improve its cost competitiveness.

Honda will continue to evolve in each of these areas, focusing on activities aligned with the three directions—“Value Creation,” “Globalization,” and “Commitment for the future”—to reach its goal of becoming a company that society wants to exist.

Ref. #02068

October 28, 2002

Notice of Acquisition of Common Stock

Tokyo, October 28, 2002—Honda Motor Co., Ltd. today announced to implement an Acquisition of its Common Stock, which was resolved at the meeting of the Board of Directors held on October 28, 2002 in accordance with resolution at the 78th Ordinary General Meeting of Shareholders held on June 25, 2002 as follows:

(1)	Type of shares to be acquired

Common stock of Honda Motor Co., Ltd

(2)	Maximum number of shares to be acquired

3,000,000 shares

(3)	Maximum amount of acquisition

15 billion yen

(4)	Method of acquisition

Purchase on the Tokyo Stock Exchange

(5)	Period of acquisition

From November 7, 2002 to January 24, 2003

Notes:

Resolution at the 78th Ordinary General Meeting of Shareholders held on June 25, 2002.

(1)	Type of shares to be acquired

Common stock of Honda Motor Co., Ltd

(2)	Maximum number of shares to be acquired

20,000,000 shares

(3)	Maximum amount of acquisition

100 billion yen

(TRANSLATION)

October 29, 2002

To Stockholders,
Honda Motor co., Ltd.
No. 1-1, 2 Chome,
Minami-Aoyama,
Minatoku, 107-8556 Tokyo

By: Hiroyuki Yoshino
President and
Representative Director

Notice of Resolution by the Board of Directors
concerning Payment of Interim Dividend
for the 79th fiscal period

Notice is hereby given that the Board of Directors at its meeting held on October 28, 2002 discussed and considered a matter of interim dividend for the 79th fiscal period (a year ending March 31, 2003) and resolved as follows:

Particular

Pursuant to Article 33 of Article of Incorporation of the Company, it was resolved that the interim cash dividend, based on Article 293-5 of the Commercial Code, be paid to the stockholders of record on September 30, 2002 as follows:

1.	Interim cash dividend: ¥ 16 per share of Common Stock

2.	Date Claim for payment becomes effective and Payment commences:

November 25, 2002 (Monday)

-END-